Exhibit 99.1

Borr Drilling Announces Proposed Offering of $250 million of Convertible Senior Notes due 2033

Hamilton, Bermuda, April 14, 2026 – Borr Drilling Limited (NYSE and Euronext Growth Oslo: BORR) (“Borr Drilling” or the “Company”) today announced that it intends to offer, subject to market and other conditions, $250 million aggregate principal amount of convertible senior notes due 2033 (the “Notes”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. The Company also intends to grant the initial purchasers of the Notes an option to purchase, within a 13-day period beginning on, and including, the date on which the Notes are first issued, up to an additional $37.5 million aggregate principal amount of the Notes, solely to cover over-allotments, if any, in connection with the offering.

The Notes will be senior, unsecured obligations of the Company, pay interest semi-annually, mature in 2033, and be convertible into the Company’s common shares, cash, or a combination of shares and cash, at the Company’s election.

The Company intends to use the net proceeds from the sale of the Notes (including any Notes sold pursuant to the initial purchasers’ option to purchase additional Notes, if exercised) to repurchase its existing convertible bonds due 2028 and for general corporate purposes.

The Company may repurchase a portion of its existing convertible bonds due 2028 concurrently with the pricing of the Notes in the offering, in which case the Company would enter into one or more separate and individually negotiated transactions with one or more holders of the existing convertible bonds due 2028 to repurchase a portion of the existing convertible bonds due 2028 on terms to be negotiated with each holder (each, a “concurrent note repurchase transaction”). The terms of each concurrent note repurchase transaction will depend on a variety of factors. No assurance can be given as to how much, if any, of the existing convertible bonds due 2028 will be repurchased or the terms on which they will be repurchased. This press release is not an offer to repurchase the existing convertible bonds due 2028, and the offering of the Notes is not contingent upon the repurchase of any of the existing convertible bonds due 2028.

In connection with any repurchase of the existing convertible bonds due 2028, the Company expects that holders of the existing convertible bonds due 2028 who agree to have their existing convertible bonds due 2028 repurchased and who have hedged their equity price risk with respect to such notes (the “hedged holders”) may unwind all or part of their hedge positions by purchasing the Company’s common shares and/or entering into or unwinding various derivative transactions with respect to the Company’s common shares. The amount of the Company’s common shares to be purchased by the hedged holders or in connection with such derivative transactions may be substantial in relation to the historic average daily trading volume of the Company’s common shares. This activity by the hedged holders could increase (or reduce the size of any decrease in) the market price of the Company’s common shares, including, in the case of any concurrent note repurchase transactions, concurrently with the pricing of the Notes, resulting in a higher effective conversion price of the Notes. The Company cannot predict the magnitude of such market activity or the overall effect it will have on the price of the Notes or the Company’s common shares.

This press release is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to purchase or subscribe for securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities referred to herein have not been and will not be registered under the Securities Act of 1933 or applicable state securities laws, and may not be offered or sold in the United States or to U.S. persons (other than distributors) unless such securities are registered under the Securities Act of 1933, or an exemption from the registration requirements of that act is available.

About Borr Drilling
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Growth Oslo since December 19, 2025 under the ticker "BORR". The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

Forward-Looking Statements
This press release and related discussions include forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will”, “ensure”, “likely”, “aim”, “plan”, “guidance” and similar expressions and include statements regarding the proposed offering of convertible notes, the expected terms thereof and intended use of proceeds, including statements about the concurrent note repurchase transaction, and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors that could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to the planned offering of convertible notes and the use of proceeds, including the concurrent note repurchase transaction, and other risks and uncertainties, including those described in our most recent annual report on Form 20-F for the year ended December 31, 2025 and our other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

This information is considered to be inside information pursuant to the EU Market Abuse Regulation and was published by Benjamin Wiseman, Senior Manager of Corporate Finance and Investor Relations in the Company, on the date and time provided herein.

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208